Pricing Supplement No. 0198 Dated July 10, 1998       Rule 424(b)(2)
(To Prospectus dated December 19, 1996 and            File number:  333-13811
Prospectus Supplement dated January 8, 1998)


Senior Medium-Term Notes, Series G
Due Nine Months or More From Date of Issue

Principal Amount:                                    $ 54,050,000.00
Issue Price:                              40.454%    $ 21,865,387.00
Commission or Discount:                     .324%    $    175,000.00
Proceeds to Company                       40.130%    $ 21,690,387.00

Agent:                            Donaldson, Lufkin & Jenrette
                                    Securities Corp., as Agent

Original Issue Date:              July 23, 1998

Stated Maturity Date:             August 15, 2013

Cusip #:                          63858R-FE-6

Form:                             Book entry only

Interest Rate:                    0%

Yield to Maturity:                6.18% per annum compounded semi-annually

Interest Payment Dates:           Accrued original issue discount will be
                                  paid upon maturity or will be included
                                  in the principal repayment upon acceleration of the Notes (as explained below).

Discount Note?                    Yes

The Notes are "original issue discount notes" issued at a discount from the principal amount payable at the Stated Maturity Date. The accretion of such original issue discount must be included in the gross income of the holder for United States federal income tax purposes prior to the receipt of the cash payments to which such income is attributable. There will not be any periodic payments of interest on the Notes.

United States Taxation: A prospective investor should refer to the discussion set forth in the Prospectus Supplement under "United States Taxation;" the discussion below supplements the information under "United States Taxation" in the Prospectus Supplement.

The effective date of the Final Withholding Regulations has generally been extended over one year to payments made after December 31, 1999.

The definition of a trust included as a "United States person" has been modified in the case of trusts in existence on August 20, 1996. See IRS Notice 98-25. A United States person includes a trust for which one or more United States persons have the authority to control all substantial decisions and for which a court of the United States can exercise primary supervision over the trust's administration.

Other Provisions: Notwithstanding any other provision contained in the Notes, if an Event of Default arises and is continuing and principal is declared due and payable, principal with respect to the Notes shall mean the issue price plus that portion of accrued original discount attributable to the Notes for the period from the original issue date to the date of such acceleration.

May the Notes be redeemed by the Corporation prior to maturity?  Nos
(See below).

May the notes be repaid prior to maturity at the option of the holder?  No